SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         Pioneer Natural Resources Company
            ________________________________________________________
                                (Name of Issuer)


                                  Common Stock
            _______________________________________________________
                        (Title of Class and Securities)

                                   723787107
            _______________________________________________________

                     (CUSIP Number of Class of Securities)

                               O. Mason Hawkins
                       Chairman of the Board and C.E.O.
                                     and
                             Andrew R. McCarroll
                       Vice President & General Counsel

                      Southeastern Asset Management, Inc.
                        6410 Poplar Avenue,  Suite 900
                             Memphis, TN  38119
                               (901) 761-2474
         ___________________________________________________________

         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                May 27, 2008
                  ___________________________________________
                        (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [X]









CUSIP No. 723787107                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment advisory clients
_____________________________________________________________________________
(5)  CHECK BOX IF DISCOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
_____________________________________________________________________________
                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :       8,384,357 shares
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED OR NO VOTING POWER

                                   :      12,662,200 shares (Shared)
                                   :       2,300,500 shares (No Vote)
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :      10,668,857 shares
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :      12,662,200 shares (Shared)
                                   :          16,000 shares (None)
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       23,347,057 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       19.5 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IA
_____________________________________________________________________________




CUSIP No. 723787107                                             13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
 	Longleaf Partners Fund			I.D. No. 63-6147721
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  Funds of investment company shareholders
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEDDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 29e)                  [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts
_____________________________________________________________________________
                                   :(7) SOLE VOTING POWER

NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    8,657,900 shares (Shared)

                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(10)  SHARED DISPOSITIVE POWER

                                   :    8,657,900 shares (Shared)

_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       8,657,900 shares
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
       7.2 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IV
_____________________________________________________________________________




CUSIP No.  723787107                                     13D
_____________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. XXX-XX-XXXX
_____________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
_____________________________________________________________________________
(3)  SEC USE ONLY
_____________________________________________________________________________
(4)  SOURCE OF FUNDS
     00:  None
_____________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [ ]
_____________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
_____________________________________________________________________________

                                   :(7) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     __________________________________________
WITH                               :(8) SHARED VOTING POWER

                                   :    None
                                   __________________________________________
                                   :(9) SOLE DISPOSITIVE POWER

                                   :    None
                                   __________________________________________
                                   :(10) SHARED DISPOSITIVE POWER

                                   :    None
_____________________________________________________________________________
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None (See Item 3)
_____________________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES [ ]
_____________________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0 %
_____________________________________________________________________________
(14)  TYPE OF REPORTING PERSON
      IN
_____________________________________________________________________________




Item 1.  Security and Issuer

          The class of equity security to which this statement on Schedule 13D relates is the common stock (the "Securities") of Pioneer Natural Resources Company, a Delaware corporation (the "Issuer"). The Issuer has its principal executive offices located at 5205 N. O'Connor Blvd., Suite 200, Irving, Texas 75039.


Item 2.  Identity and Background

          Subparagraphs (a), (b), and (c). This statement is being filed by Southeastern Asset Management, Inc. ("Southeastern"), an investment advisor registered with the Securities & Exchange Commission under the Investment Advisers Act of 1940, as amended. The address of its principal office is 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119. Southeastern serves as an investment advisor to various individual clients, institutions(including qualified retirement plans), endowment funds and to Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, a registered investment company organized as a Massachusetts business trust and having three series or portfolios. Longleaf Partners Fund, which is joint filer of this Schedule 13D, may be reached c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

          The Securities of the Issuer reported in Item 5 herein were acquired on behalf of the investment advisory clients of Southeastern Asset Management, Inc., including Longleaf Partners Fund, under sole or shared discretionary authority granted Southeastern. None of the Securities are owned by or on behalf of Southeastern or by any of its directors or officers, or any Trustees or officers of Longleaf.

        This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer of Southeastern, in the event he could be deemed to be an indirect beneficial owner of the Securities reported by Southeastern through the exercise of voting control and/or dispositive power over the Securities as the result of his official positions or ownership of voting securities of Southeastern. Neither Southeastern nor Mr. Hawkins owns any Securities for its or his own account and each disclaims beneficial interest in any of the Securities reported herein.

         (d) During the last five years, neither Southeastern nor Longleaf Partners Fund, nor Mr. Hawkins has been convicted in any criminal proceeding.

         (e) During the last five years, neither Southeastern nor Longleaf Partners Fund, nor Mr. Hawkins has been a party to any civil or administrative proceeding involving any alleged violations of any securities laws except as follows: in February 2004, Southeastern and Longleaf Partners Small-Cap Fund were named in a Complaint filed by The MONY Group, Inc. (MONY) in the US District Court for the Southern District of New York alleging that Southeastern and the Small-Cap Fund had violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934 with respect to their activities opposing the acquisition of MONY by AXA Financial. MONY obtained an injunction against Southeastern and the Small-Cap Fund enjoining distribution of a duplicate copy of MONY's proxy card, a strategy Southeastern and the Small-Cap Fund's legal counsel had first reviewed with the SEC's Division of Corporate Finance and received verbal assurance that such a strategy was permitted if certain conditions were satisfied. Even though Southeastern and the Small-Cap Fund satisfied the conditions outlined by the SEC, in light of the injunction, neither of them actually sent a duplicate of MONY's proxy card. At a May 18, 2004 meeting, MONY shareholders approved the acquisition by AXA, and MONY subsequently dismissed their lawsuit against Southeastern and the Small-Cap Fund with prejudice.

         (f) Southeastern is a corporation organized and existing under the laws of the State of Tennessee; Longleaf Partners Funds Trust, of which Longleaf Partners Fund is a series, is a Massachusetts business trust. Mr. Hawkins is a citizen of the United States. The names, business addresses, and principal occupations of each director and executive officer of Southeastern, and each Trustee of Longleaf Partners Fund are set forth in
Schedule I.


Item 3.  Source and Amount of Funds or Other Consideration

        The respective investment advisory clients of Southeastern used approximately $643,331,538 in the aggregate to purchase the Securities reported in this filing. All assets used to purchase Securities were assets of these respective clients and none were assets of Southeastern. In addition, none of the proceeds used to purchase the Securities were provided through borrowings of any nature.


Item 4.  Purpose of Transaction

          The Securities reported in this filing have been purchased and held for investment purposes on behalf of client accounts over which Southeastern has either sole or shared discretionary investment or voting power. The Securities are reported by Southeastern and by Mr. O. Mason Hawkins, Chairman of the Board and Chief Executive Officer in the event that either should be deemed to be a member of a group under Section 13(d)(3) or the beneficial owner of these Securities under the provisions of subparagraph (b)of Rule 13d-3 under the Securities Exchange Act of 1934. Beneficial ownership on the part of Southeastern and Mr. Hawkins as members of a group or as beneficial owners is expressly disclaimed, as permitted by Rule 13d-4. All purchases of Securities were made for investment purposes only, in the ordinary course of business of Southeastern as a registered investment advisor. Southeastern may purchase additional Securities on behalf of clients in the future, or may sell all or a part of the current holdings of the Securities.

          Southeastern is engaged in the business of investment management of its clients' assets and pursues an investment philosophy of identifying undervalued situations and acquiring positions in undervalued companies on behalf of its clients. In pursuing this investment philosophy, Southeastern analyzes the operations, capital structure and markets of companies in which its clients invest and continuously monitors the business operations of such companies through analysis of financial statements and other public documents, through discussions with knowledgeable industry observers, and with management of such companies, often at management's invitation.

          Southeastern qualifies as an institution which may elect to file securities ownership reports required by the Securities Exchange Act of 1934 on
Schedule 13G and, as a routine matter, Southeastern utilizes Schedule 13G for its reporting of the ownership positions held by its investment advisory clients. As the result of investment analysis or the occurrence of events, Southeastern may desire to participate in discussions with the particular portfolio company's management or with third parties about significant matters in which Southeastern may suggest possible courses of action to assist in building corporate intrinsic value per share or to cause the Company's true economic value to be recognized. In such situations, Southeastern may elect to convert a filing on Schedule 13G to a filing on Schedule 13D in order to be more active in corporate governance and management matters, and to have the ability to enter into discussions with third parties concerning proposed corporate transactions of a significant nature.

        In this situation, Southeastern seeks to influence the Board and management to hedge a meaningful portion of Pioneer's oil production. This is the most important capital allocation issue facing the company today. With oil prices at all-time highs, Pioneer's Net Asset Value could be "locked in" at values far higher than today's stock price by using costless collars. Collars would still leave the company substantial exposure to further upward moves in the oil price. We urge the Board to consider the benefit of guaranteeing price realizations dramatically higher than any price previously contemplated in Pioneer's planning history. It should also seriously consider the downside to the company's net asset value if the company doesn't act and oil prices return to something closer to the commodity's marginal cost of production. We urge other shareholders to consider the merits of collars and then convey those opinions to management.

        To obtain the flexibility to discuss the hedging strategy mentioned above, as well as various other alternatives, including any of the actions or transactions enumerated in clauses a through j of Item 4 of Schedule 13D, with the Issuer's management, Board of Directors and/or with third parties, Southeastern is hereby converting its ownership filing on Schedule 13G to a filing on Schedule 13D. Southeastern intends to discuss with management, the Board, as well as various third parties opportunities to maximize the value of the company for all shareholders.


Item 5.  Interest In Securities Of The Issuer

          (a) The aggregate number and percentage of Securities to which this
Schedule 13D relates is 23,347,057 shares of the common stock of the Issuer, constituting approximately 19.5% of the 119,541,600 shares outstanding.

                          Common       % of outstanding
                          Shares         Common Shares
                           Held
___________________________________________________________________
Voting Authority

Sole:                  8,384,357              7.0%
Shared:               12,662,200*            10.6%
None:                  2,300,500              1.9%

Total                 23,347,057             19.5%

 *Consists of shares owned by Longleaf Partners Fund and Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

Dispositive Authority

Sole:                10,668,857               8.9%
Shared:              12,662,200*             10.6%
None:                    16,000               0.0%

Total                23,347,057              19.5%

 *Consists of shares owned by Longleaf Partners Fund and Longleaf Partners Small-Cap Fund, a series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

          (b) Southeastern generally has the sole power to dispose of or to direct the disposition of the Securities held for discretionary accounts of its investment clients, and may be granted the sole power to vote or direct the vote of such Securities; such powers may be retained by or shared with the respective clients for shared or non-discretionary accounts. Shares held by any Series of Longleaf Partners Funds Trust are reported in the "shared" category.

          (c) Purchase or sale transactions in the Securities during the past sixty days are discloed on Schedule II.

          (d) The investment advisory clients of Southeastern have the sole right to receive and, subject to notice, to withdraw the proceeds from the sale of the Securities, and the sole power to direct the receipt of dividends from any of the Securities held for their respective accounts. Such clients may also terminate the investment advisory agreements without penalty upon appropriate notice. Southeastern does not have an economic interest in any of the Securities reported herein.

          (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

          The powers of disposition with respect to Securities owned by discretionary private accounts of Southeastern are established in written investment advisory agreements between clients and Southeastern, which are entered into in the normal and usual course of the business of Southeastern as a registered investment advisor and which are generally applicable to all securities purchased for the benefit of each such discretionary private account. There are no special or different agreements relating to the Securities of the Issuer.

          The written investment advisory agreements with clients generally do not contain provisions relating to borrowing of funds to finance the acquisition of the Securities, acquisition of control, transfer of securities, joint ventures, or any of the other transactions listed in the instructions to
Item 7 of Schedule 13D other than voting of proxies. In connection with voting, Southeastern may be allowed or directed to vote the proxies received by accounts classified as "discretionary" or "shared" accounts; such authority is generally retained by the clients for accounts classified as "non-discretionary".


Item 7.  Material to be Filed as an Exhibit

Schedule I. Information with Respect to Directors and Officers of Southeastern Asset Management, Inc. and Longleaf Partners Fund. Schedule II. Transactions in the Securities in the last 60 days.



                            Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 28, 2008



                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                              Longleaf Partners Fund
                              By: Southeastern Asset Management, Inc.

                              /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________


                       Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of May 28, 2008.


                              Southeastern Asset Management, Inc.

                              By  /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President and General Counsel

                               Longleaf Partners Fund
                              By: Southeastern Asset Management, Inc.
                              /s/ Andrew R. McCarroll
                              _______________________________________________
                              Andrew R. McCarroll
                              Vice President & General Counsel

                              O. Mason Hawkins, Individually

                                /s/ O. Mason Hawkins
                              _______________________________________________





                                    SCHEDULE I
                      Information with Respect to Executive
                              Officers and Directors

     The following information is disclosed for each of the directors and executive officers of Southeastern: name; business address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Southeastern Asset Management, Inc., having its principal executive offices located at 6410 Poplar Ave., Suite 900, Memphis, Tennessee 38119. Each individual identified below is a citizen of the United States.

    To the knowledge of management of Southeastern, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

                SOUTHEASTERN ASSET MANAGEMENT, INC.
Directors

O. Mason Hawkins: Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

G. Staley Cates:	Director and President of Southeastern Asset Management, Inc.;
Co-Portfolio Manager Longleaf Partners Funds.

Richard W. Hussey: Director and Chief Operating Officer of Southeastern Asset Management, Inc.

Other Officers

 James H. Barton        Vice President
 Scott Cobb             Analyst
 Deborah Craddock    	Vice President
 Julie M. Douglas       Vice President
 Jason Dunn             Vice President
 Jeff Engelberg		Senior Trader
 Ross Glotzbach		Analyst
 Lee B. Harper          Vice President
 Lowery Howell		Analyst
 Steve McBride		Legal Counsel
 Andrew R. McCarroll    Vice President
 E. Andrew McDermott    Vice President
 Joseph L. Ott          Operations Director
 Josh Shores		Analyst
 Ken Siazon             Analyst
 Frank Stanley		Vice President
 Nancy Thompson		Director of Client Accounting
 Gary Wilson		Vice President
 Mike Wittke		Legal Counsel and CCO


                          LONGLEAF PARTNERS FUND

        The following information is disclosed for each of the directors and executive officers of Longleaf Partners Fund: name; address; and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each individual identified below is a citizen of the United States. The address of each individual for purposes of correspondence is c/o Southeastern Asset Management, Inc., 6410 Poplar Avenue, Suite 900, Memphis, Tennessee 38119.

    To the knowledge of management of Longleaf Partners Fund during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as follows: in February 2004, Southeastern and Longleaf Partners Small-Cap Fund were named in a Complaint filed by The MONY Group, Inc. (MONY) in the US District Court for the Southern District of New York alleging that Southeastern and the Small-Cap Fund had violated Sections 14(a) and 13(d) of the Securities Exchange Act of 1934 with respect to their activities opposing the acquisition of MONY by AXA Financial. MONY obtained an injunction against Southeastern and the Small-Cap Fund enjoining distribution of a duplicate copy of MONY's proxy card, a strategy Southeastern and the Small-Cap Fund's legal counsel had first reviewed with the SEC's Division of Corporate Finance and received verbal assurance that such a strategy was permitted if certain conditions were satisfied. Even though Southeastern and the Small-Cap Fund satisfied the conditions outlined by the SEC, in light of the injunction, neither of them actually sent a duplicate of MONY's proxy card. At a May 18, 2004 meeting, MONY shareholders approved the acquisition by AXA, and MONY subsequently dismissed their lawsuit against Southeastern and the Small-Cap Fund with prejudice.


Trustees

O. Mason Hawkins: Chairman of the Board and Chief Executive Officer of Southeastern Asset Management, Inc.; Trustee and Co-Portfolio Manager of Longleaf Partners Funds.

Chadwick H. Carpenter, Jr.: Trustee of Longleaf Partners Funds; private investor and consultant.

Margaret H. Child: Trustee of Longleaf Partners Funds; marketing consultant.

Daniel W. Connell, Jr.: Trustee of Longleaf Partners Funds; private investor and consultant.

Rex M. Deloach: Trustee of Longleaf Partners Funds; President, Financial Insights, Inc.

Steven N. Melnyk: Trustee of Longleaf Partners Funds; Real Estate Development, The Sea Island Company.

C. Barham Ray: Trustee of Longleaf Partners Funds; Partner, SSM Corporation.

Perry Steger: Chairman of the Board, Longleaf Partners Funds; President, Steger & Bizzell Engineering, Inc.








                                          Schedule II
                     Transactions in the Last Sixty Days

Transaction Type     Date              # of Shares      Price per Share *

Sale                05/08/08              5,000             $67.00
Sale                05/12/08             10,000             $67.01
Sale                05/12/08              6,000             $67.00
Sale                05/12/08             16,000             $66.93
Sale                05/21/08              1,500             $71.09
Sale                05/23/08             35,500             $72.24
Sale                05/23/08              8,500             $72.24
Sale                05/23/08             94,000             $72.24


Sales by Southeastern private account clients in the ordinary course of business on the New York Stock Exchange or through Electronic Communication Networks (ECNs). In addition to the above transactions, on April 26, 2008, clients of Southeastern terminating their advisory relationship removed 35,000 shares from Southeastern's discretion.


* Net of commissions








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SCHEDULE 13D - Pioneer Natural Resources Company ("Issuer")

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